November 14, 2005
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Alan Morris

Re:	Cynosure, Inc. Registration Statement on Form S-1 File Number 333-127463
Ladies and Gentlemen:
On behalf of Cynosure, Inc. (“Cynosure” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 2 is being filed in response to comments contained in a letter dated November 9, 2005 (the “Letter”) from Peggy Fisher of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael R. Davin, President and Chief Executive Officer of Cynosure.
The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.
This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP. Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Summary, page 1
Our Dual Class Capital Structure, page 4
1.	Quantify the number of shares of common stock El.En. holds before the offering, and explain what El.En. will receive upon conversion. It appears that it will hold 1,000,000 Class A shares, which it will sell in the offering, and 3,888,628 Class B shares.
Response:	The Company has revised the disclosure on page 5 of the prospectus in response to the Staff’s comment.
Risk Factors — page 9
We may incur substantial expenses... page 13

Securities and Exchange Commission
November 14, 2005

2.	In connection with the second paragraph, please revise to clarify that the TCPA is a federal statute. Briefly describe who may seek enforcement of its provisions and the venue(s) in which remedies may be pursued.
Response:	The Company has revised the disclosure on page 13 of the prospectus in response to the Staff’s comment.
Dilution, page 28
3.	Please reconcile the disclosure in the dilution table with the disclosure in the first paragraph on page 83, where you state that in May 2002 you sold 3,327,960 common shares for $113 million to El.En.
Response:	The Company has revised the disclosure on page 83 of the prospectus in response to the Staff’s comment to clarify that the shares purchased by El.En. in May 2002 were purchased directly from other stockholders and not from the Company.
Litigation, page 70
4.	We refer to the discussion of the litigation under the Telephone Consumer Protection Act. Tell us why the notes to financial statements should not present separate disclosure about this matter. Explain how you have considered the disclosure requirements of SFAS 5, SOP 94-6 and SAB Topic 5-Y.
Response:	The Company has revised the disclosure on page F-25 to present disclosure regarding the litigation under the Telephone Consumer Protection Act. The Company respectfully submits that the revised disclosure conforms with the disclosure requirements of SFAS 5, SOP 94-6 and SAB Topic 5-Y.
Management, page 71
5.	For Mr. Robinson and for Mr. Voijta, please clarify their business experience over that last five years by stating dates of employment or other business activity.
Response:	The Company has revised the disclosure on page 72 of the prospectus in response to the Staff’s comment.
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If you require further information, please telephone the undersigned at the telephone number indicated above, or Corey DuFresne of this firm at (617) 526-6039.

Securities and Exchange Commission
November 14, 2005

Very truly yours,
/s/ David A. Westenberg
David A. Westenberg
Enclosures

cc:	Michael R. Davin Timothy W. Baker Corey C. DuFresne